              NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections
55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section  54(c) of the Act, and in  connection  with such notice of withdrawal of election submits the following information:

               SOVEREIGN EXPLORATION ASSOCIATES INTERNATIONAL INC.

                         503 Washington Avenue, Suite 2D
                           Newtown, Pennsylvania 18940

                                 (215) 968-0200

                          Commission File No. 333-29903

     Sovereign Exploration Associates  International Inc. (the "Company") states the following basis for filing this notification of withdrawal:  The Company has changed the nature of its  business so as to cease to be a business  development company,  and  such  change  was  authorized  by the vote of a  majority  of its outstanding  voting  securities.  The  vote  was held at a  Special  Meeting  of
Shareholders on September 20, 2006, and, of the Company's  26,203,166  shares of
Common Stock, par value $.001 per share,  23,931,879  shares were voted in favor of the change and 20,665 shares were voted against the change.

     The Company now carries on a marine  recovery  and  explorations  business, which it conducts  through  subsidiaries and controlled  companies.  The Company will continue to file reports under Section 15(d) of the Securities Exchange Act of 1934, but will be managed so that it will not be subject to the provisions of the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through
65 of the Act to be duly  signed on its behalf in the city of  Philadelphia  and the state of Pennsylvania on the 20th day of September, 2006.

[SEAL]                              SOVEREIGN EXPLORATION ASSOCIATES
                                    INTERNATIONAL INC.

                                    By: /s/Robert D. Baca
                                    Robert D. Baca, President and
                                    Chief Executive Officer

Attest: /s/Barry Gross
        Barry Gross, Secretary